

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Sireesh Appajosyula
Chief Executive Officer
Tharimmune, Inc.
34 Shrewsbury Avenue
Red Bank, NJ 07701

      Re: Tharimmune, Inc.
           Registration Statement on Form S-3
           Filed August 26, 2025
           File No. 333-289869

Dear Sireesh Appajosyula:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Scott E. Linsky, Esq.